Exhibit 99.4
James Hardie Industries N.V.
and Subsidiaries
Condensed Consolidated Financial Statements
as of and for the Period Ended 31 December 2008

James Hardie Industries N.V. and Subsidiaries
Index

Item 1. Financial Statements
James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Balance Sheets
(Unaudited)

	(Millions of		(Millions of
	US dollars)		Australian dollars)
	31 December	31 March	31 December		31 March
	2008	2008	2008		2008

Assets
Current assets:
Cash and cash equivalents	$58.4	$35.4	A$	84.4	A$	38.6
Restricted cash and cash equivalents	5.2	5.0		7.5		5.5
Restricted cash and cash equivalents — Asbestos	18.4	37.4		26.6		40.8
Restricted short-term investments — Asbestos	54.7	77.7		79.0		84.7
Accounts and notes receivable, net of allowance for doubtful accounts of $1.5 million (A$2.2 million) and $2.0 million (A$2.2 million) as of 31 December 2008 and 31 March 2008, respectively	88.9	131.4		128.4		143.3
Inventories	145.2	179.7		209.7		195.9
Prepaid expenses and other current assets	25.1	28.0		36.3		30.5
Insurance receivable — Asbestos	10.6	14.1		15.3		15.4
Workers’ compensation — Asbestos	5.2	6.9		7.5		7.5
Deferred income taxes	24.3	8.2		35.1		8.9
Deferred income taxes — Asbestos	12.4	9.1		17.9		9.9

Total current assets	448.4	532.9		647.7		581.0
Property, plant and equipment, net	707.5	756.4		1,021.9		824.7
Insurance receivable — Asbestos	133.1	194.3		192.2		211.8
Workers’ compensation — Asbestos	59.3	78.5		85.7		85.6
Deferred income taxes	17.8	13.2		25.7		14.4
Deferred income taxes — Asbestos	288.5	397.1		416.7		433.0
Deposit with Australian Taxation Office	170.7	205.8		246.6		224.4
Other assets	1.7	1.7		2.5		1.9

Total assets	$1,827.0	$2,179.9	A$	2,639.0	A$	2,376.8

Liabilities and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued liabilities	$105.9	$107.6	A$	153.0	A$	117.3
Short-term debt	97.2	90.0		140.4		98.1
Accrued payroll and employee benefits	32.9	37.0		47.5		40.3
Accrued product warranties	6.3	6.9		9.1		7.5
Income taxes payable	61.2	13.0		88.4		14.2
Asbestos liability	59.4	78.7		85.8		85.8
Workers’ compensation — Asbestos	5.2	6.9		7.5		7.5
Other liabilities	20.1	9.1		29.0		9.9

Total current liabilities	388.2	349.2		560.7		380.6
Long-term debt	201.0	174.5		290.3		190.3
Deferred income taxes	88.6	84.2		128.0		91.8
Accrued product warranties	14.7	10.8		21.2		11.8
Asbestos liability	1,068.1	1,497.8		1,542.8		1,633.1
Workers’ compensation — Asbestos	59.3	78.5		85.7		85.6
Other liabilities	44.6	187.5		64.4		204.4

Total liabilities	1,864.5	2,382.5	A$	2,693.1	A$	2,597.6

Commitments and contingencies (Note 9)
Shareholders’ deficit:
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,239,668 shares issued at 31 December 2008 and 432,214,668 issued at 31 March 2008	219.7	219.7
Additional paid-in capital	24.2	19.3
Accumulated deficit	(223.2)	(454.5)
Common stock in treasury, at cost, 708,695 shares at 31 December 2008 and 31 March 2008	(4.0)	(4.0)
Accumulated other comprehensive (loss) income	(54.2)	16.9

Total shareholders’ deficit	(37.5)	(202.6)

Total liabilities and shareholders’ deficit	$1,827.0	$2,179.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars, except per share data)	2008	2007	2008	2007

Net sales	$254.4	$341.4	$961.3	$1,155.9
Cost of goods sold	(172.0)	(224.3)	(641.7)	(733.1)

Gross profit	82.4	117.1	319.6	422.8

Selling, general and administrative expenses	(50.8)	(54.3)	(158.8)	(167.9)
Research and development expenses	(6.3)	(6.4)	(20.7)	(19.8)
Impairment charges	—	(32.4)	—	(32.4)
Asbestos adjustments	93.6	1.2	193.9	(57.8)

Operating income	118.9	25.2	334.0	144.9
Interest expense	(2.5)	(2.9)	(7.4)	(6.7)
Interest income	1.4	3.7	5.5	10.0

Income before income taxes	117.8	26.0	332.1	148.2

Income tax expense	(6.8)	(8.9)	(66.2)	(72.9)

Net income	$111.0	$17.1	$265.9	$75.3

Net income per share — basic	$0.26	$0.04	$0.62	$0.16

Net income per share — diluted	$0.26	$0.04	$0.61	$0.16

Weighted average common shares outstanding (Millions):
Basic	432.2	451.3	432.2	461.9
Diluted	433.5	451.8	433.5	462.8
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months				Nine Months
	Ended 31 December				Ended 31 December
(Millions of Australian dollars, except per share data)	2008		2007		2008		2007

Net sales	A$	379.8	A$	378.6	A$	1,151.2	A$	1,348.6
Cost of goods sold		(255.9)		(249.4)		(768.4)		(855.3)

Gross profit		123.9		129.2		382.8		493.3

Selling, general and administrative expenses		(72.4)		(60.6)		(190.2)		(195.9)
Research and development expenses		(9.1)		(7.1)		(24.8)		(23.1)
Impairment charges		—		(37.8)		—		(37.8)
Asbestos adjustments		122.8		2.9		232.2		(67.4)

Operating income		165.2		26.6		400.0		169.1
Interest expense		(3.6)		(3.3)		(8.9)		(7.8)
Interest income		2.1		4.2		6.6		11.7

Income before income taxes		163.7		27.5		397.7		173.0

Income tax expense		(14.5)		(8.9)		(79.3)		(85.1)

Net income	A$	149.2	A$	18.6	A$	318.4	A$	87.9

Net income per share — basic	A$	0.35	A$	0.04	A$	0.74	A$	0.19

Net income per share — diluted	A$	0.34	A$	0.04	A$	0.73	A$	0.19

Weighted average common shares outstanding (Millions):
Basic		432.2		451.3		432.2		461.9
Diluted		433.5		451.8		433.5		462.8
The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of US dollars)	2008	2007

Cash Flows From Operating Activities
Net income	$265.9	$75.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	41.6	42.1
Deferred income taxes	(26.6)	13.2
Prepaid pension cost	0.7	0.9
Stock-based compensation	5.2	5.0
Asbestos adjustments	(193.9)	57.8
Impairment charges	—	32.4
Other	0.2	(3.4)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents	55.7	37.0
Payment to the AICF	(50.7)	—
Accounts and notes receivable	34.2	37.3
Inventories	28.7	(4.7)
Prepaid expenses and other current assets	1.4	(1.9)
Insurance receivable — Asbestos	16.5	12.8
Accounts payable and accrued liabilities	2.3	2.6
Asbestos liability	(75.4)	(50.6)
Deposit with Australian Taxation Office	(8.5)	(6.5)
ATO Settlement payment	(101.6)	—
Other accrued liabilities and other liabilities	29.6	30.1

Net cash provided by operating activities	25.3	279.4

Cash Flows From Investing Activities
Purchases of property, plant and equipment	(16.8)	(28.7)

Net cash used in investing activities	(16.8)	(28.7)

Cash Flows From Financing Activities
Proceeds from short-term borrowings	7.2	23.0
Proceeds from long-term borrowings	26.5	91.5
Proceeds from issuance of shares	0.1	3.1
Tax benefit from stock options exercised	—	0.1
Treasury stock purchased	—	(196.3)
Dividends paid	(34.6)	(123.1)

Net cash used in financing activities	(0.8)	(201.7)

Effects of exchange rate changes on cash	15.3	(13.2)

Net increase in cash and cash equivalents	23.0	35.8
Cash and cash equivalents at beginning of period	35.4	34.1

Cash and cash equivalents at end of period	$58.4	$69.9

Components of Cash and Cash Equivalents
Cash at bank and on hand	$18.8	$35.5
Short-term deposits	39.6	34.4

Cash and cash equivalents at end of period	$58.4	$69.9

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Nine Months
	Ended 31 December
(Millions of Australian dollars)	2008		2007

Cash Flows From Operating Activities
Net income	A$	318.4	A$	87.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation		49.8		49.1
Deferred income taxes		(31.9)		15.4
Prepaid pension cost		0.8		1.1
Stock-based compensation		6.2		5.8
Asbestos adjustments		(232.2)		67.4
Impairment charges		—		37.8
Other		0.2		(4.0)
Changes in operating assets and liabilities:
Restricted cash and cash equivalents		66.7		43.2
Payment to the AICF		(60.7)		—
Accounts and notes receivable		41.0		43.5
Inventories		34.4		(5.5)
Prepaid expenses and other current assets		1.7		(2.2)
Insurance receivable — Asbestos		19.8		14.9
Accounts payable and accrued liabilities		2.8		3.0
Asbestos liability		(90.3)		(59.0)
Deposit with Australian Taxation Office		(10.2)		(7.6)
ATO Settlement payment		(121.7)		—
Other accrued liabilities and other liabilities		35.4		35.1

Net cash provided by operating activities		30.2		325.9

Cash Flows From Investing Activities
Purchases of property, plant and equipment		(20.1)		(33.5)

Net cash used in investing activities		(20.1)		(33.5)

Cash Flows From Financing Activities
Proceeds from short-term borrowings		8.6		26.8
Proceeds from long-term borrowings		31.7		106.8
Proceeds from issuance of shares		0.1		3.6
Tax benefit from stock options exercised		—		0.1
Treasury stock purchased		—		(229.0)
Dividends paid		(41.4)		(143.6)

Net cash used in financing activities		(1.0)		(235.3)

Effects of exchange rate changes on cash		36.7		(20.1)

Net increase in cash and cash equivalents		45.8		37.0
Cash and cash equivalents at beginning of period		38.6		42.3

Cash and cash equivalents at end of period	A$	84.4	A$	79.3

Components of Cash and Cash Equivalents
Cash at bank and on hand	A$	27.2	A$	40.3
Short-term deposits		57.2		39.0

Cash and cash equivalents at end of period	A$	84.4	A$	79.3

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Condensed Consolidated Statements of Changes in Shareholders’ Deficit
(Unaudited)

					Accumulated
		Additional			Other
	Common	Paid-in	Accumulated	Treasury	Comprehensive
(Millions of US dollars)	Stock	Capital	Deficit	Stock	Income (Loss)	Total

Balances as of 31 March 2008	$219.7	$19.3	$(454.5)	$(4.0)	$16.9	$(202.6)

Comprehensive income
Net income	—	—	265.9	—	—	265.9
Pension and post-retirement benefit adjustments	—	—	—	—	0.7	0.7
Unrealised loss on investments	—	—	—	—	(9.3)	(9.3)
Foreign currency translation loss	—	—	—	—	(62.5)	(62.5)

Other comprehensive loss	—	—	—	—	(71.1)	(71.1)

Total comprehensive income						194.8
Stock-based compensation	—	5.2	—	—	—	5.2
Tax benefit from stock options exercised	—	(0.4)	—	—	—	(0.4)
Stock options exercised	—	0.1	—	—	—	0.1
Dividends paid	—	—	(34.6)	—	—	(34.6)

Balances as of 31 December 2008	$219.7	$24.2	$(223.2)	$(4.0)	$(54.2)	$(37.5)

The accompanying notes are an integral part of these consolidated financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1. Background and Basis of Presentation
Nature of Operations
The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, the Philippines and Europe.
Basis of Presentation
The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the “Company” or “James Hardie” and JHI NV, together with its subsidiaries as of the time relevant to the applicable reference, the “James Hardie Group,” unless the context indicates otherwise. These interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto, included in the Company’s Annual Report on Form 20-F for the fiscal year ended 31 March 2008.
The condensed consolidated financial statements included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of the Company’s management, are necessary to state fairly the consolidated financial position of the Company at 31 December 2008, and the consolidated results of operations for the three months and nine months ended 31 December 2008 and 2007 and consolidated cash flows for the nine months ended 31 December 2008 and 2007. The results of operations for the three months and nine months ended 31 December 2008 are not necessarily indicative of the results to be expected for the full year. The balance sheet at 31 March 2008 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“US GAAP”) for complete financial statements.
The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company’s shareholder base is Australian. These A$ convenience translations are not prepared in accordance with US GAAP and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

	31 March	31 December
(US$1 = A$)	2008	2008	2007

Assets and liabilities	1.0903	1.4444	n/a
Statements of operations	n/a	1.1975	1.1667
Cash flows — beginning cash	n/a	1.0903	1.2395
Cash flows — ending cash	n/a	1.4444	1.1341
Cash flows — current period movements	n/a	1.1975	1.1667
2. Summary of Significant Accounting Policies
Reclassifications
Certain prior year balances have been reclassified to conform to the current year presentation. The reclassifications do not impact shareholder’s equity.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Earnings Per Share
The Company is required to disclose basic and diluted earnings per share (“EPS”). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net income per share are as follows:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of shares)	2008	2007	2008	2007

Basic common shares outstanding	432.2	451.3	432.2	461.9
Dilutive effect of stock awards	1.3	0.5	1.3	0.9

Diluted common shares outstanding	433.5	451.8	433.5	462.8

(US dollars)	2008	2007	2008	2007

Net income per share — basic	$0.26	$0.04	$0.62	$0.16
Net income per share — diluted	$0.26	$0.04	$0.61	$0.16
Potential common shares of 18.5 million and 13.0 million for the three months ended 31 December 2008 and 2007, respectively, and 19.3 million and 10.4 million for the nine months ended 31 December 2008 and 2007, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive.
Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$1.9 million and US$4.1 million during the three months ended 31 December 2008 and 2007, respectively, and US$8.5 million and US$10.0 million for the nine months ended 31 December 2008 and 2007, respectively.
Asbestos
At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic impact of the Original Final Funding Agreement (“Original FFA”) entered into on 1 December 2005. The amount of the asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.
In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the Asbestos Injury Compensation Fund (“AICF”), a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd (“Amaca”), Amaba Pty Ltd (“Amaba”) and ABN 60 Pty Limited (“ABN 60”) (collectively, the “Liable Entities”)) are found liable.
Upon shareholder approval of the Amended FFA, in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in “Deferred Income Taxes” below, the Company’s Performing Subsidiary will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.
Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Liable Entities were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Liable Entities, and makes compensation payments in respect of those proven claims.
AICF
Under the terms of the Amended FFA, James Hardie 117 Pty Ltd (the “Performing Subsidiary”) has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Liable Entities. Due to the Company’s variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, “Consolidation of Variable Interest Entities”.
The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.
Asbestos-Related Assets and Liabilities
The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:
Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries’ assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company’s financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.
Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Insurance Receivable
There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.
Included in insurance receivable is US$10.1 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.
Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company’s assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.
Workers’ Compensation
Workers’ compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers’ compensation schemes (collectively “workers’ compensation schemes or policies”). An estimate of the liability related to workers’ compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers’ compensation scheme or policy, and amounts that will be met by the Liable Entities.
The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the Asbestos Liability. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.
The portion of the KPMG Actuaries estimate that is expected to be met by the workers’ compensation schemes or policies of the Liable Entities is recorded by the Company as a workers’ compensation liability. Since these amounts are expected to be paid by the workers’ compensation schemes or policies, the Company records an equivalent workers’ compensation receivable.
Adjustments to the workers’ compensation liability result in an equal adjustment in the workers’ compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.
Asbestos-Related Research and Education Contributions
The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in “Other Liabilities” on the consolidated balance sheets.
Restricted Cash and Cash Equivalents
Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.
Restricted Short-Term Investments
Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

AICF — Other Assets and Liabilities
Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.
Deferred Income Taxes
The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA.
Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.
Foreign Currency Translation
The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company’s consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.
Recent Accounting Pronouncements
Business Combinations
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations (“SFAS No. 141R”)”, which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognises and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for the Company for business combinations for which the acquisition date is on or after 1 April 2009. The adoption of SFAS No. 141R is not expected to have a material impact on the Company’s financial statements.
Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51
In December 2007, the FASB approved the issuance of SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (“SFAS No. 160”). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity’s equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity’s ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on 1 April 2009. The adoption of SFAS No. 160 is not expected to have a material impact on the Company’s financial statements.
Disclosures about Derivative Instruments and Hedging Activities
In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities” (“SFAS No. 161”). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company 1 April 2009. The adoption of SFAS No. 161 is not expected to have a material impact on the Company’s financial statements.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Hierarchy of Generally Accepted Accounting Principles
In May 2008, the FASB issued SFAS No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. This statement shall be effective 60 days following the Securities Exchange and Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.” The adoption of SFAS No. 162 is not expected to have a material impact on the Company’s financial statements.
3. Fair Value Measurements
On 1 April 2008, the Company adopted SFAS No. 157 “ Fair Value Measurements” (“SFAS No. 157”). This standard defines fair value, establishes a framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 defines fair value as the prices that would need to be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy prescribed by SFAS No. 157 contains three levels as follows:
Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date.
Level 2 — Other observable inputs available at the measurement date, other than the quoted prices included in Level 1, either directly or indirectly, including:
•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets in non-active markets;

•	inputs other than quoted prices that are observable for the asset or liability; and

•	inputs derived principally from or corroborated by other observable market data.
Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilise management’s estimates of market participant assumptions.
The following table sets forth by level within the fair value hierarchy, the Company’s financial assets and liabilities that were accounted for at the fair value on a recurring basis at 31 December 2008 according to the valuation techniques the Company used to determine their fair values.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

		Fair Value Measurements
	Fair Value at	Using Inputs Considered as
(Millions of US Dollars)	31 December 2008	Level 1	Level 2	Level 3

Assets
Cash and cash equivalents	$58.4	$58.4	$—	$—
Restricted cash and cash equivalents	23.6	23.6	—	—
Restricted short-term investments	54.7	54.7	—	—

Total Assets	$136.7	$136.7	$—	$—

Liabilities
Accounts Payable	13.8	13.8	—	—

Total Liabilities	$13.8	$13.8	$—	$—

Restricted short-term investments are held and managed by the AICF and are reported at their fair value. The Company recorded unrealised losses on these restricted short-term investments of US$9.3 million and US$1.7 million for the nine months ended 31 December 2008 and 2007, respectively. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.
At 31 December 2008 the Company had two forward exchange contracts with a fair value of US$13.8 million, which are included in Accounts Payable. These forward exchange contracts were entered into to protect against foreign exchange rate movements and will mature in the fourth quarter of fiscal year 2009, when settlement of the underlying trasnsactions is due to occur.
4. Inventories
Inventories consist of the following components:

	31 December	31 March
(Millions of US dollars)	2008	2008

Finished goods	$95.9	$127.4
Work-in-process	4.6	8.4
Raw materials and supplies	51.3	51.0
Provision for obsolete finished goods and raw materials	(6.6)	(7.1)

Total inventories	$145.2	$179.7

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

5. Property, Plant and Equipment
Property, plant and equipment consist of the following components:

			Machinery
			and	Construction
(Millions of US dollars)	Land	Buildings	Equipment	in Progress	Total

Balance at 1 April 2008:
Cost	$17.2	$208.9	$840.5	$82.4	$1,149.0
Accumulated depreciation	—	(52.0)	(340.6)	—	(392.6)

Net book value	17.2	156.9	499.9	82.4	756.4
Changes in net book value:
Capital expenditures	0.8	0.4	19.8	(4.2)	16.8
Depreciation	—	(7.1)	(34.5)	—	(41.6)
Foreign currency translation adjustments	—	—	(24.1)	—	(24.1)

Total changes	0.8	(6.7)	(38.8)	(4.2)	(48.9)
Balance at 31 December 2008:
Cost	18.0	209.3	836.2	78.2	1,141.7
Accumulated depreciation	—	(59.1)	(375.1)	—	(434.2)

Net book value	$18.0	$150.2	$461.1	$78.2	$707.5

Construction in progress consists of plant expansions and upgrades.
6. Operating Segment Information and Concentrations of Risk
The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA and Europe Fibre Cement manufactures fibre cement interior linings, exterior siding and related accessories products in the United States; these products are sold in the United States, Canada and Europe. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. On 1 April 2008, the Company realigned its operating segments by combining the previously reported segments of USA Fibre Cement and Other, into one operating segment, USA and Europe Fibre Cement. On 22 May 2008, the Company ceased the operation of its pipe business in the United States. The Company’s operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Operating Segments
The following are the Company’s operating segments and geographical information:

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2008	2007	2008	2007

USA & Europe Fibre Cement	$195.9	$263.9	$740.6	$931.1
Asia Pacific Fibre Cement	58.5	77.5	220.7	224.8

Worldwide total	$254.4	$341.4	$961.3	$1,155.9

	Income Before Income Taxes		Income Before Income Taxes
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2008	2007	2008	2007

USA & Europe Fibre Cement[2]	$40.3	$30.9	$167.0	$226.4
Asia Pacific Fibre Cement	10.5	14.8	40.4	39.6
Research and Development	(4.7)	(4.2)	(14.7)	(13.1)

Segments total	46.1	41.5	192.7	252.9
General Corporate[3]	72.8	(16.3)	141.3	(108.0)

Total operating income	118.9	25.2	334.0	144.9
Net interest (expense) income[4]	(1.1)	0.8	(1.9)	3.3

Worldwide total	$117.8	$26.0	$332.1	$148.2

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2008	2008

USA & Europe Fibre Cement	$770.4	$846.4
Asia Pacific Fibre Cement	177.9	218.3
Research and Development	12.2	13.9

Segments total	960.5	1,078.6
General Corporate[5]	866.5	1,101.3

Worldwide total	$1,827.0	$2,179.9

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Geographic Areas

	Net Sales to Customers[1]		Net Sales to Customers[1]
	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars)	2008	2007	2008	2007

USA	$192.3	$259.9	$727.2	$919.0
Australia	39.9	52.0	156.5	150.1
New Zealand	10.6	17.7	41.2	51.3
Other Countries	11.6	11.8	36.4	35.5

Worldwide total	$254.4	$341.4	$961.3	$1,155.9

	Total Identifiable Assets
	31 December	31 March
(Millions of US dollars)	2008	2008

USA	$771.0	$846.6
Australia	100.4	139.0
New Zealand	27.3	26.1
Other Countries	61.8	66.9

Segments total	960.5	1,078.6
General Corporate[5]	866.5	1,101.3

Worldwide total	$1,827.0	$2,179.9

[1]	Export sales and inter-segmental sales are not significant.

[2]	Included in USA & Europe Fibre Cement for the three and nine months ended 31 December 2007 is the impairment charge of the Blandon facility of US$32.4 million and the related closure costs totalling US$1.7 million.

[3]	The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company’s corporate offices. Included in General Corporate for the three months ended 31 December 2008 are favourable asbestos adjustments of US$93.6 million, AICF SG&A expenses of US$0.5 million and ASIC expenses of US$5.8 million. Included in General Corporate for the three months ended 31 December 2007 are favourable asbestos adjustments of US$1.2 million, AICF SG&A expenses of US$1.0 million and ASIC expenses of US$1.5 million. Included in General Corporate for the nine months ended 31 December 2008 are favourable asbestos adjustments of US$193.9 million, AICF SG&A expenses of US$1.4 million and ASIC expenses of US$12.3 million. Included in General Corporate for the nine months ended 31 December 2007 are unfavourable asbestos adjustments of US$57.8 million, AICF SG&A expenses of US$2.7 million and ASIC expenses of US$4.6 million.

[4]	Included in net interest (expense) income for the three and nine months ended 31 December 2008 is AICF interest income of US$1.6 million and US$4.8 million, respectively. Included in net interest (expense) income for the three and nine months ended 31 December 2007 is AICF interest income of US$2.8 million and US$7.0 million, respectively.

[5]	Asbestos-related assets at 31 December 2008 and 31 March 2008 are US$583.2 million and US$817.1 million, respectively, and are included in the General Corporate segment.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

7. Accumulated Other Comprehensive (Loss) Income
Accumulated other comprehensive (loss) income consists of the following components:

	31 December	31 March
(Millions of US dollars)	2008	2008

Pension and post-retirement benefit adjustments (net of US$1.1 million and US$1.0 million tax benefit, respectively)	$(1.4)	$(2.1)
Unrealised loss on restricted short-term investments	(13.7)	(4.4)
Foreign currency translation adjustments	(39.1)	23.4

Total accumulated other comprehensive (loss) income	$(54.2)	$16.9

8. Asbestos
The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.
Asbestos Adjustments
The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Three Months		Nine Months
	Ended 31 December		Ended 31 December
(Millions of US dollars )	2008	2007	2008	2007

Gain (loss) on foreign currency exchange	$93.6	$1.2	$193.9	$(59.0)
Other adjustments	—	—	—	1.2

Total Asbestos Adjustments	$93.6	$1.2	$193.9	$(57.8)

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Asbestos-Related Assets and Liabilities
Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the “Net Amended FFA Liability”.

	31 December	31 March
(Millions of US dollars)	2008	2008

Asbestos liability — current	$(59.4)	$(78.7)
Asbestos liability — non-current	(1,068.1)	(1,497.8)

Asbestos liability — Total	(1,127.5)	(1,576.5)

Insurance receivable — current	10.6	14.1
Insurance receivable — non-current	133.1	194.3

Insurance receivable — Total	143.7	208.4

Workers’ compensation asset — current	5.2	6.9
Workers’ compensation asset — non-current	59.3	78.5
Workers’ compensation liability — current	(5.2)	(6.9)
Workers’ compensation liability — non-current	(59.3)	(78.5)

Workers’ compensation — Total	—	—

Deferred income taxes — current	12.4	9.1
Deferred income taxes — non-current	288.5	397.1

Deferred income taxes — Total	300.9	406.2

Income tax payable (reduction in income tax payable)	21.1	20.4
Other net liabilities	(2.4)	(3.4)

Net Amended FFA liability	(664.2)	(944.9)

Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	73.1	115.1

Unfunded Net Amended FFA liability	$(591.1)	$(829.8)

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Asbestos Liability
The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company receives an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2008.
The changes in the asbestos liability for the nine months ended 31 December 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Asbestos liability — 31 March 2008	A$	(1,718.9)	1.0903	$(1,576.5)

Asbestos claims paid[1]		87.8	1.1975	73.3
AICF claims-handling costs incurred[1]		2.5	1.1975	2.1
Gain on foreign currency exchange				373.6

Asbestos liability — 31 December 2008	A$	(1,628.6)	1.4444	$(1,127.5)

Insurance Receivable — Asbestos
The changes in the insurance receivable for the nine months ended 31 December 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Insurance receivable — 31 March 2008	A$	227.2	1.0903	$208.4

Insurance recoveries[1]		(19.7)	1.1975	(16.5)
Loss on foreign currency exchange				(48.2)

Insurance receivable — 31 December 2008	A$	207.5	1.4444	$143.7

Deferred Income Taxes — Asbestos
The changes in the deferred income taxes — asbestos for the nine months ended 31 December 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Deferred tax assets — 31 March 2008	A$	442.9	1.0903	$406.2

Amounts offset against income tax payable[1]		(8.3)	1.1975	(6.9)
Loss on foreign currency exchange				(98.4)

Deferred tax assets — 31 December 2008	A$	434.6	1.4444	$300.9

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Income Tax Payable
A portion of the deferred income tax asset is applied against the Company’s income tax payable. At 31 December 2008 and 31 March 2008, this amount was US$21.1 million and US$20.4 million, respectively. During the nine months ended 31 December 2008, there was a US$6.2 million unfavourable effect of foreign currency exchange.
Other Net Liabilities
Other net liabilities include a provision for asbestos-related education and medical research contributions of US$2.5 million at 31 December 2008. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net asset of US$0.1 million at 31 December 2008. During the nine months ended 31 December 2008, there was a US$0.7 million favourable effect of foreign currency exchange on the other net liabilities.
Restricted Cash and Short-term Investments of the AICF
Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the nine months ended 31 December 2008, no short-term investments were purchased or sold.
The changes in the restricted cash and short-term investments of the AICF for the nine months ended 31 December 2008 are detailed in the table below:

	A$		A$ to US$	US$
	Millions		rate	Millions

Restricted cash and cash equivalents and restricted short-term investments — 31 March 2008	A$	125.5	1.0903	$115.1

Asbestos claims paid[1]		(87.8)	1.1975	(73.3)
Payment received in accordance with AFFA — on 1 July 2008[2]		28.7	1.0468	27.4
Payment received in accordance with AFFA — on 1 October 2008[3]		28.7	1.2570	22.8
Interest payment received in accordance with AFFA — on 1 October 2008[3]		0.6	1.2570	0.5
AICF operating costs paid — claims-handling[1]		(2.5)	1.1975	(2.1)
AICF operating costs paid — non claims-handling[1]		(1.7)	1.1975	(1.4)
Insurance recoveries[1]		19.7	1.1975	16.5
Interest and investment income[1]		5.8	1.1975	4.8
Unrealised loss on investments[1]		(11.1)	1.1975	(9.3)
Other[1]		(0.3)	1.1975	(0.3)
Loss on foreign currency exchange				(27.6)

Restricted cash and cash equivalents and restricted short-term investments — 31 December 2008	A$	105.6	1.4444	$73.1

[1]	The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2]	The spot exchange rate at 1 July 2008 is used to convert the Australian dollar amount to US dollars as the payment was made on that date.

[3]	The spot exchange rate at 1 October 2008 is used to convert the Australian dollar amount to US dollars as the payment was made on that date.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Claims Data
The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Liable Entities. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Liable Entities.
The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Nine Months
	Ended				For the Year Ended 31 March
	31 December 2008		2008		2007		2006 [1]		2005

Number of open claims at beginning of period		523		490		564		712		687
Number of new claims		462		552		463		346		489
Number of closed claims		483		519		537		502		464
Number of open claims at end of period		502		523		490		556		712
Average settlement amount per settled claim	A$	188,858	A$	147,349	A$	166,164	A$	151,883	A$	157,594
Average settlement amount per case closed	A$	168,525	A$	126,340	A$	128,723	A$	122,535	A$	136,536

Average settlement amount per settled claim	US$	157,710	US$	128,096	US$	127,163	US$	114,318	US$	116,572
Average settlement amount per case closed	US$	140,731	US$	109,832	US$	98,510	US$	92,229	US$	100,996

[1]	Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 were not available at the time the Company’s financial statements were prepared.
Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the “Approved Actuary”). The Company’s future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.
9. Commitment and Contingencies
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (“ASIC”) commenced civil proceedings in the Supreme Court of New South Wales (the “Court”) against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between the individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure and engaging in misleading or deceptive conduct in respect of a security.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

In the proceedings, ASIC seeks:
•	declarations regarding the alleged contraventions;

•	orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;

•	orders that former James Hardie group directors or officers Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O’Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit; and

•	its costs of the proceedings.
The Company is defending each of the allegations made by ASIC and the orders sought against it in the proceedings, as are the other former directors and officers.
ASIC had previously sought an order that the Company execute a deed of indemnity in favour of ABN 60 providing that the Company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion, for such amount as ABN 60, or its directors, considered, after giving careful consideration, was necessary to ensure that ABN 60 was able to pay its debts, as and when they fell due, and for such amount as ABN 60, or its directors, reasonably believed was necessary to ensure that ABN 60 remained solvent. As disclosed by the Company on 4 September 2008, ASIC has withdrawn this part of its claim against the Company.
ASIC had previously indicated that its investigations into other related matters continued and may result in further actions, both civil and criminal. However, as previously disclosed, on 5 September 2008 ASIC stated that ASIC’s investigations and the Commonwealth Director of Public Prosecution’s consideration were complete and that no criminal proceedings were proposed.
The hearing of the proceedings in the Supreme Court of New South Wales commenced on 29 September 2008 before his Honour Justice Gzell. The Company presently estimates that the hearing will be completed before the end of the fiscal year 2009 and that Justice Gzell will deliver his judgment in the first quarter of fiscal year 2010.
The Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company’s articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, the examination of those persons by ASIC delegates and in respect of their defence costs of the proceedings. The Company has and will continue to incur costs under these indemnities which may be significant. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and such advances have been and will continue to be made. Currently, a portion of the defence costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this to continue absent any finding of dishonesty against any former director or officer. The Company notes that other recoveries may be available, depending on the outcome of the ASIC proceedings, including either as a result of a costs order being made against ASIC or, if ASIC is successful in securing civil penalty declarations, as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company’s policy to expense legal costs as incurred.
There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the Company could become responsible for other amounts in

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

addition to the defence costs. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts is not estimable.
Environmental and Legal
The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company’s policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company’s consolidated financial position, results of operations or cash flows.
The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except as it relates to asbestos, ASIC proceedings and income taxes as described in these financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.
10. Short and Long-Term Debt
Debt consists of the following components:

	31 December	31 March
(Millions of US dollars)	2008	2008

Short-term debt	$97.2	$90.0
Long-term debt	201.0	174.5

Total debt[1]	$298.2	$264.5

[1]	Total debt at 2.38% and 3.63% weighted average interest rates at 31 December 2008 and 31 March 2008, respectively.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

At 31 December 2008, the Company’s credit facilities consisted of :

	At 31 December 2008
	Effective	Total	Principal
Description	Interest Rate	Facility	Drawn

(US$ millions)

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2009	2.95%	68.3	47.2

364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until November 2009	1.78%	50.0	50.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	2.40%	245.0	201.0

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	—	45.0	—

Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	—	90.0	—

Total		$498.3	$298.2

Credit facilities as of 31 December 2008 consist of 364-day facilities in the amount of US$68.3 million, which as of 31 December 2008, mature in June 2009. The Company is aware that US$13.3 million of this amount will not be extended. The Company has requested extensions of the maturity date of the remaining US$55.0 million of such credit facilities to December 2009.
In November 2008, the Company agreed to terms on a new 364-day facility for US$50.0 million. This facility became available to the Company in November 2008 and matures in November 2009.
For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate (“LIBOR”) plus the margins of individual lenders and is payable at the end of each draw-down period. During the three months ended 31 December 2008 and 2007, the Company paid commitment fees in the amount of US$0.1 million, and US$0.5 million and US$0.2 million for the nine months ended 31 December 2008 and 2007, respectively. At 31 December 2008, there was US$298.2 million drawn under the combined facilities and US$200.1 million was available.
At 31 December 2008, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited and (iv) has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under the Amended FFA.
The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities and anticipated future net operating cash flows and proposed new facilities.
11. Income Taxes
FASB Interpretation No. 48
The Company adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes” on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company’s consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company’s opening accrual for interest and penalties was US$39.7 million.
A reconciliation of the beginning and ending amount of unrecognised tax benefits and interest and penalties are as follows:

	Unrecognised	Interest and
(US$ millions)	tax benefits	Penalties
Balance at 1 April 2007	$39.0	$39.7
Additions for tax positions of the current year	1.3	—
Additions for tax positions of prior year	16.0	1.8
Foreign currency translation adjustment	5.6	5.5

Balance at 31 March 2008	$61.9	$47.0
Additions for tax positions of the current year	1.4	—
Additions for tax positions of prior year	39.1	(13.8)
Settlements paid during the current period	(70.1)	(39.7)
Foreign currency translation adjustment	(18.2)	(8.6)

Balance at 31 December 2008	$14.1	$(15.1)

As of 31 December 2008 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$14.1 million and US$15.1 million, respectively.
The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During the three months ended 31 December 2008, the total amount of interest and penalties recognised in tax expense was US$2.6 million. During the nine months ended 31 December 2008, the total amount of interest and penalties recognised in tax expense as a benefit was US$13.8 million.
The liabilities associated with FIN 48 are included in other non-current liabilities on the Company’s consolidated balance sheet.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

A number of years may lapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.
The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to US federal examinations by US Internal Revenue Service (“IRS”) for tax years prior to and including tax year 2005. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. The Company is no longer subject to Australian federal examinations by the Australian Taxation Office (“ATO”) for tax years prior to tax year 2007. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months including without limitation the audits described below. It is anticipated that the audits and reviews currently being conducted will be completed within the next 24 months. Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.
ATO — 1999 Disputed Amended Assessment
In March 2006, RCI Pty Ltd (“RCI”), a wholly owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999.
On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company’s objection to the amended assessment. On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing for RCI’s trial is scheduled to take place no later than September 2009.
The Company believes that it is more likely than not that the tax position reported in RCI’s tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 December 2008 for the amended assessment.
The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 December 2008 as a deposit and it is the Company’s intention to treat any payments to be made at a later date as a deposit.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

ATO Settlement
As announced on 12 December 2008, the Company and the ATO reached an agreement that finalises tax audits being conducted by the ATO on the Company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006 and settles all outstanding issues arising from these tax audits. With the exception of the assessment in respect of RCI for the 1999 financial year, the settlement concludes ATO audit activities for all years prior to the year ended 31 March 2007.
The agreed settlement, made without concessions or admissions of liability by either the Company or the ATO, required the Company to pay an amount of A$153.0 million (US$101.6 million) in December 2008. Prior to the third quarter the Company had provided for the entire A$153.0 million settlement as an uncertain tax provision. As a result, the agreed settlement and subsequent payment of the settlement amount resulted in no income tax expense or benefit in the third quarter of fiscal year 2009.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the Company announced that the IRS had issued it with a NOPA that concludes that the Company does not qualify for the United States — Netherlands Treaty Limitations on Benefits (“LOB”) provision of the New US-Netherlands Treaty and that accordingly it is not entitled to beneficial withholding tax rates on payments from the Company’s United States subsidiaries to its Netherlands companies. The Company does not agree with the conclusions reached by the IRS, and has contested the IRS’ findings by issuing a Protest to the 30 Day Letter on 8 August 2008 to request the Company’s administrative appeals rights and, if unable to reach an acceptable settlement, the Company could possibly consider litigation. If the IRS position ultimately were to prevail, the Company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the Company’s US subsidiaries to JHI NV or the Company’s Dutch finance subsidiary. In that event, the Company estimates that it would owe approximately US$37.0 million in additional tax for calendar years 2006 and 2007 plus, as of 31 December 2008, US$3.8 million in interest and US$8.2 million in penalties related to that tax. Interest will continue to accrue and compound daily at the published monthly Federal Funds short term rate plus 3% until the issue is resolved or a deposit of the full amount of the tax, interest and penalties is made with the IRS or a bond for such amounts is posted. Penalties for calendar years 2006 and 2007 will continue to accrue at the rate of one-half percent per month up to a maximum of 25%. The US$8.2 million accrued penalty through 31 December 2008 could continue to accrue to a maximum total of US$13.0 million. Additional tax, interest and penalties would be payable for later calendar years and such amounts could be significantly more per year in later years than the amounts indicated in the 30 Day Letter for calendar years 2006 and 2007.
12. Stock-Based Compensation
At 31 December 2008, the Company had the following equity award plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan (“LTIP”).
Compensation expense arising from equity award grants as estimated using pricing models was US$1.6 million and US$1.9 million for the three months ended 31 December 2008 and 2007, respectively, and US$5.2 million and US$5.0 million for the nine months ended 31 December 2008 and 2007, respectively. As of 31 December 2008, the unrecorded deferred stock-based compensation balance related to equity awards was US$12.0 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 2.0 years.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

Stock Options
The following table summarises all of the Company’s stock options available for grant and the movement in all of the Company’s outstanding options during the noted period:

		Outstanding Options
			Weighted
	Shares		Average
	Available for		Exercise
	Grant	Number	Price

Balance at 1 April 2008	15,564,294	22,190,237	A$ 7.29

Exercised	—	(25,000)	A$ 5.99
Forfeited	3,398,644	(3,398,644)	A$ 7.40

Balance at 31 December 2008	18,962,938	18,766,593	A$ 7.27

The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued and recognise this estimated value as compensation expense over the periods in which the stock options vest.
The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”).
There were no stock options granted during the nine months ended 31 December 2008. For the nine months ended 31 December 2007, the Company granted 5,031,310 stock options under the JHI NV 2001 Equity Incentive Plan and 1,016,000 stock options under the LTIP.
The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using the Black-Scholes option-pricing model during the nine months ended 31 December 2007:

Dividend yield		5.0%
Expected volatility		30.0%
Risk free interest rate		3.4%
Expected life in years		4.3
Weighted average fair value at grant date	A$	1.13
Number of stock options		5,031,310

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following table includes the weighted average assumptions and weighted average fair values used for stock option grants valued using a binomial lattice model that incorporates a Monte Carlo Simulation (the “Monte Carlo method”) during the nine months ended 31 December 2007:

Dividend yield		5.0%
Expected volatility		32.1%
Risk free interest rate		4.2%
Weighted average fair value at grant date	A$	3.14
Number of stock options		1,016,000
Restricted Stock
The Company accounts for restricted stock in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of restricted stock issued and recognise this estimated value as compensation expense over the periods in which the restricted stock vests.
The following table summarises all of the Company’s restricted stock activity during the noted period:

		Weighted
		Average Grant
	Shares	Date Fair Value

Nonvested at 1 April 2008	—	—

Granted	3,260,333	A$ 3.98
Forfeited	(46,834)	A$ 4.93

Nonvested at 31 December 2008	3,213,499	A$ 4.26

Restricted Stock — time vesting
The Company granted restricted stock units to employees as follows:

		Restricted
		Stock Units
Grant Date	Equity Award Plan	Granted

17 June 2008	JHI NV 2001 Equity Incentive Plan	698,440
15 September 2008	Long-Term Incentive Plan	201,324
17 December 2008	JHI NV 2001 Equity Incentive Plan	992,271

		1,892,035

The fair value of each restricted stock unit is equal to the market value of the JHX common stock on the date of grant, adjusted for the fair value of dividends as the restricted stock holder is not entitled to dividends over the vesting period.

James Hardie Industries N.V. and Subsidiaries
Notes to Condensed Consolidated Financial Statements
(Unaudited)

The following table includes the assumptions used for restricted stock grants valued during the nine months ended 31 December 2008. There were no restricted stock units granted during the nine months ended 31 December 2007.

	17 June 2008		15 September 2008		17 December 2008
	Grant		Grant		Grant

Dividend yield	$0.20 per annum		$0.20 per annum		2.9%
Risk free interest rate		2.9%		1.8%	1.3%
Expected life in years		2.0		2.0	3.0
JHX stock price at grant date	A$	4.93	A$	4.98	A$ 3.85
Number of restricted stock units		698,440		201,324	992,271
Restricted Stock — market condition
Under the terms of the Long-Term Incentive Plan (LTIP) the Company granted 1,368,298 restricted stock units to members of executive management. The vesting of these restricted stock units is subject to a market condition as outlined in the LTIP rules.
The fair value of each restricted stock unit, granted under the LTIP, is estimated using the Monte Carlo method.
The following table includes the assumptions used for restricted stock grants, under the Long-Term Incentive Plan, valued during the nine months ended 31 December 2008. There were no restricted stock units granted during the nine months ended 31 December 2007.

	15 September 2008	17 December 2008
	Grant	Grant

Dividend yield	3.9%	2.9%
Expected volatility	34.9%	37.6%
Risk free interest rate	2.6%	1.3%
Expected life in years	3.0	3.0
JHX stock price at grant date	A$ 4.98	A$ 3.85
Number of restricted stock units	822,541	545,757

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)

In this report, James Hardie Industries N.V. and its subsidiaries are collectively referred to as “we,” “us,” or “our,” and the terms “US$”, “A$”, “NZ$”, “PHP”, refer to United States dollars, Australian dollars, New Zealand dollars and Philippine pesos, respectively.
The Company has operations in foreign countries and, as a result, are exposed to foreign currency exchange rate risk inherent in purchases, sales, assets and liabilities denominated in currencies other than the US dollar. The Company also is exposed to interest rate risk associated with its long-term debt and to changes in prices of commodities the Company uses in production.
The Company’s policy is to enter into derivative instruments solely to mitigate risks in its business and not for trading or speculative purposes.
Foreign Currency Exchange Rate Risk
The Company has significant operations outside of the United States and, as a result, are exposed to changes in exchange rates which affect the Company’s financial position, results of operations and cash flows. In addition, payments to the AICF are required to be made in Australian dollars which, because the majority of the Company’s revenues are produced in US dollars, exposes the Company to risks associated with fluctuations in the US dollar/Australian dollar exchange rate.
For the nine months ended 31 December 2008, the following currencies comprised the following percentages of the Company’s net sales, cost of goods sold, expenses and liabilities:

	US$	A$	NZ$	Other(1)

Net sales	75.6%	16.3%	4.3%	3.8%
Cost of goods sold	74.5%	17.1%	4.3%	4.1%
Expenses(2)	70.3%	21.9%	2.5%	5.3%
Liabilities (excluding borrowings)(2)	23.8%	72.8%	1.2%	2.2%

(1)	Comprises Philippine pesos and Euros.

(2)	Liabilities include A$ denominated asbestos liability, which was initially recorded in the fourth quarter of fiscal year 2006. Expenses include adjustments to the liability. See Note 8 for further information.
The Company purchases raw materials and fixed assets and sell some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 December 2008 the Company had two forward exchange contracts outstanding, with a fair value of US$13.8 million.
Interest Rate Risk
The Company has market risk from changes in interest rates, primarily related to its borrowings. At 31 December 2008, all of the Company’s borrowings were variable-rate. From time to time, the Company may enter into interest rate swap contracts in an effort to mitigate interest rate risk. As of 31 December 2008, the Company had no interest swap contracts outstanding. As of 31 December 2008, the Company had no forward rate agreements outstanding.

Item 2. Quantitative and Qualitative Disclosures About Market Risk
James Hardie Industries N.V. and Subsidiaries
(Unaudited)

Commodity Price Risk
The Company is exposed to changes in prices of commodities used in its operations, primarily associated with energy, fuel and raw materials such as pulp and cement. Pulp has historically demonstrated more price sensitivity than other raw materials that the Company uses in its manufacturing process. Pulp prices have also been subject to significant price fluctuations in the past. The Company expects that pulp, energy, fuel and cement prices will continue to fluctuate in the near future. To minimise the additional working capital requirements caused by rising prices related to these commodities, the Company may seek to enter into contracts with suppliers for the purchase of these commodities that could fix the Company’s prices over the longer-term. However, if the Company enters into such contracts with suppliers and if such commodity prices decrease, the Company’s cost of sales may be negatively impacted due to the fixed pricing over the longer-term.

James Hardie Industries N.V. and Subsidiaries
(Unaudited)

This Financial Report forms part of a package of information about the Company’s results. It should be read in conjunction with the other parts of this package, including the Media Release, Management Presentation and Management’s Analysis of Results.
Disclaimer
This Financial Report of results contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by the Company’s officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against the Company and certain of its former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension or closure of operations at any of the Company’s plants and future plans with respect to any such plants;

•	expectations that the Company’s credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of the Company’s results of operations or financial condition;

•	statements concerning the Company’s corporate and tax domiciles and potential changes to them;

•	statements regarding the Company’s plans, objectives or goals, including those relating to strategies, initiatives, competition, acquisitions, dispositions and the Company’s products;

•	statements about the Company’s future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim,” “will,” “continue,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.
Forward-looking statements are based on the Company’s estimates and assumptions and because forward-looking statements address future events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause the Company’s actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied be these forward-looking statements. The Company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk

James Hardie Industries N.V. and Subsidiaries
(Unaudited)

Factors” beginning on page 6 of the Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in the Company’s financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the Company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; the concentration of the Company’s customer base on large format retail customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters; changes in the Company’s key management personnel; and all other risks identified in the Company’s reports filed or furnished with Australian, Dutch and US securities agencies and exchanges (as appropriate). The Company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of the Company’s current expectations concerning future results and events.